Filed by RADA Electronic Industries Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: October 19, 2022

RADA ELECTRONIC INDUSTRIES LTD. ANNOUNCES RESULTS OF EXTRAORDINARY MEETING

On October 19, 2022,  RADA Electronic Industries Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 7 Giborei Israel Street, Netanya, Israel.

At the Meeting, the following resolutions were adopted as follows:

1.
The approval and adoption of the Agreement and Plan of Merger, dated as of June 21, 2022 (the “Merger Agreement”), by and among Leonardo DRS, Inc. (“DRS”), RADA and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”); (ii) the merger contemplated by the merger agreement (the “Merger”), by which Merger Sub will be merged with and into RADA in accordance with the provisions of Sections 314-327 of the Companies Law 1999 of the State of Israel, with RADA as the surviving company of the Merger and thereby becoming a wholly owned subsidiary of DRS; and (iii) all other transactions contemplated by the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement.

2.	The approval of the purchase of a seven-year “tail” endorsement to RADA’s current directors’ and officers’ liability insurance policy.

3.	The approval of payment of a transaction bonus to RADA’s Chief Financial Officer.

4.	The approval of the grant of retention awards by DRS to certain office holders of RADA.

The following proposals were not approved:

1.	A payment of a transaction bonus to RADA’s Chief Executive Officer.

2.	A payment of a transaction bonus to the Executive Chairman of the RADA board of directors.